ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

04 MAR 30 AM 7:21

04010939

SUPPL

10 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

3/30

ventracor

asx announcement

VentrAssist™ 'artificial heart' Pilot Trial Update

Sydney, 10 March 2004: Ventracor (ASX: VCR) today said a comprehensive examination of the VentrAssist™ pump explanted from the fifth patient in a Pilot Trial of its 'artificial heart' confirmed the device had performed as expected.

Ventracor Chief Executive Officer Colin Sutton said: "A thorough review of the software data log, which continuously records all functions, showed the VentrAssist™ device had operated normally when implanted in the fifth patient."

"We are satisfied with the performance of the VentrAssist™ in all patients who have participated in the Pilot Trial being conducted at The Alfred hospital in Melbourne to test the safety of the device," he said.

"The accumulation of all data collected to date confirms our strong belief the VentrAssist™ shows important promise in treating hundreds of thousands of patients world-wide suffering end-stage heart failure, " Dr Sutton added.

"It is very important to remember all patients enrolled in the trial are gravely ill. Individual outcomes, although *very* important do not necessarily reflect on the success of the entire trial", Dr Sutton said

For more information, please contact:

Colin Sutton PhD
Ventracor Limited
Chief Executive Officer
02 9406 3088